ISD Pal Inc. (the "Company") a Delaware Corporation

Financial Statements

For the period of inception - December 31, 2025


ISD Pal Inc.
Balance Sheet


Balance Sheet	Year Ended Dec, 2025

Assets

Current assets:

Cash and cash equivalents	$1,000.81
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$1,000.81**
Property and equipment - net	$0.00
Total assets	**$1,000.81**

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**

Stockholders' Equity:

Total value of common stock issued	$80.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Retained Earnings	$0.81
Additional paid-in capital	$920.00
Total stockholders' equity:	**$1,000.81**
Total liabilities and stockholders' equity:	**$1,000.81**

ISD Pal Inc.
Income Statement

Income Statement	Year Ended Dec, 2025
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.81
Net profit/loss	**$0.81**

ISD Pal Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025
Cash flows from operating activities	$0.81
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$1,000.00
Net increase/decrease in cash	$0.81
Cash at the end of period	$1,000.81

ISD Pal Inc.

Statement of Changes in Stockholders' Equity

For the Period from Inception (October 2025) through December 31, 2025 | (In U.S. Dollars)

Account	Common Stock	Additional Paid-In Capital (APIC)	Preferred Stock	SAFE – Future Equity	Retained Earnings / (Deficit)	Total Stockholders' Equity
Balance at Inception (October 2025)	$—	$—	$—	$—	$—	$—
Equity Transactions During the Period						
Issuance of common stock [1]	$80.00	$920.00	$—	$—	$—	$1,000.00
Issuance of preferred stock	$—	$—	$—	$—	$—	$—
SAFE – future equity obligation	$—	$—	$—	$—	$—	$—
Stock-based compensation [2]	$—	$—	$—	$—	$—	$—
Treasury stock / repurchases [2]	$—	$—	$—	$—	$—	$—
Dividends declared [2]	$—	$—	$—	$—	$—	$—
Other comprehensive income / (loss) [2]	$—	$—	$—	$—	$—	$—
Net Income / (Loss) for the Period						
Net loss for the period [3]	$—	$—	$—	$—	($0.81)	($0.81)
Interest / other income credited to retained earnings [4]	$—	$—	$—	$—	$0.81	$0.81
Balance at December 31, 2025	**$80.00**	**$920.00**	**$—**	**$—**	**$0.81**	**$1,000.81**

Notes and Assumptions:

[1] Common stock issuance of $1,000.00 is split between par value ($80.00) recorded in Common Stock and the excess ($920.00) recorded in Additional Paid-In Capital (APIC), as reflected on the Balance Sheet.

[2] No stock-based compensation, treasury stock repurchases, dividends, or other comprehensive income/loss were identified in the source financials for this period. These line items are included for completeness per U.S. GAAP presentation conventions.

[3] The Income Statement reflects a net loss of ($0.81) driven entirely by "Other income/expense" of ($0.81), with zero operating revenues and expenses for the period.

[4] The Balance Sheet reflects Retained Earnings of $0.81 (positive), which is inconsistent with the net loss of ($0.81) on the Income Statement. This presentation assumes the $0.81 in Retained Earnings on the Balance Sheet may represent a rounding adjustment or interest earned on the initial $1,000 cash balance, partially offsetting the reported net loss. **Management should reconcile this discrepancy prior to filing.**

* The Statement of Cash Flows reflects cash at beginning of period of $1,000.00 and cash at end of period of $1,000.00, consistent with the Balance Sheet cash balance of $1,000.81 (minor rounding variance of $0.81 noted).

ISD Pal Inc.
Notes to the Financial Statements
For the period of inception - December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

ISD Pal Inc. (the "Company") is a corporation organized in October 2025 under the laws of Delaware. ISD Pal Inc. is a Delaware-incorporated company developing an AI-powered instructional design platform that automates the creation of corporate training content — including course outlines, storyboards, facilitator guides, and assessments — grounded in adult learning science and ISD frameworks, targeting the $570 billion global corporate learning and development market. The Company is currently in the pre-revenue, beta stage, conducting a seed round fundraise via Wefunder to accelerate product R&D and scale its sales and marketing operations, with a subscription-based SaaS pricing model ranging from $29/month for individual users to $199+/month for enterprise clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.